UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 1-11908

NOTIFICATION OF LATE FILING

(Check one) ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended:	September 27, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Lenox Group Inc.
Full Name of Registrant

Former Name if Applicable
One Village Place, 6436 City West Parkway
Address of Principal Executive Office (Street and number)
Eden Prairie, Minnesota 55344
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lenox Group Inc. (the “Registrant”) is not able to file its Quarterly Report on Form 10-Q for the quarter ending September 27, 2008 in a timely manner. The principal reason for the Registrant’s delay in filing the Quarterly Report on Form 10-Q is that the Registrant is currently negotiating the potential restructuring of the Registrant’s debt with certain of the Registrant’s creditors and that, depending on the outcome of these negotiations, such restructuring may result in changes to the Registrant’s financial information for the quarter ending September 27, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fred Spivak, Chief Operating and Financial Officer	267	525-5095
(Name and Title)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).    ☒  Yes  ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Part IV(3) Explanation.

Lenox Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 6, 2008	By:	/s/ Fred Spivak
Fred Spivak
Chief Operating and Financial Officer

Part IV(3) Explanation

The Registrant anticipates that, based on the information that is currently available to it, the Registrant’s results of operations for the quarter ending September 27, 2008 will be significantly different from those for the corresponding period for the last fiscal year, based upon significant developments in the Registrant’s business over the past year.

The Registrant is unable to provide a reasonable estimate of its results for the quarter ending September 27, 2008 and the carrying value of some of the Registrant’s assets as of the date of this filing as the Registrant is unable to quantify the impact that its current negotiations with certain of the Registrant’s creditors will have on the Registrant’s results of operations.

The Registrant does not intend to conduct a conference call to review third quarter financial results.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Registrant's current plans, expectations, estimates, and projections and management's beliefs about the Registrant's future performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements.. Any conclusions or expectations expressed in, or drawn from, the statements in this filing concerning matters that are not historical corporate financial results are “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. These statements are based on management’s estimates, assumptions and projections as of today and are not guarantees of future performance. Such risks and uncertainties that could affect performance include, but are not limited to, the ability of the Registrant to: (1) manage the uncertainties associated with the scale-down of the Department 56 operations; (2) achieve revenue or cost synergies; (3) generate cash flow to pay off outstanding debt and remain in compliance with the terms of its credit facilities; (4) successfully complete its operational improvements, including improving inventory management and making the supply chain more efficient; (5) retain key employees; (6) maintain and develop cost effective relationships with foreign manufacturing sources; (7) maintain the confidence of and service effectively key wholesale customers; (8) manage currency exchange risk and interest rate changes on the Registrant’s variable debt; (9) identify, hire and retain quality designers, sculptors and artistic talent to design and develop products which appeal to changing consumer preferences; (10) successfully implement a strategic alternative, including a potential restructuring of the Registrant’s debt, and other actions to strengthen its balance sheet and reduce indebtedness; (11) forecast and react to consumer demand in a challenging economic environment; (12) raise capital in light of the delisting of our common stock from the New York Stock Exchange and (13) manage litigation risk in a cost effective manner. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Registrant undertakes no obligation to update or publish in the future any forward-looking statements. Also, please read the bases, assumptions and factors set out in Item 1A in the Registrant’s Form 10-K for 2007 dated March 13, 2008 and in Item 1A in the Registrant’s Quarterly Reports on Form 10-Q that have been subsequently filed under the Securities Exchange Act of 1934 (“The Exchange Act”), all of which is incorporated herein by reference and applicable to the forward-looking statements set forth herein.